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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       July 1, 2003

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc
s/David C. Forward
By:_________________________
Name: David C Forward
Title: Assistant Secretary

Date: July 1, 2003

ANNEX 1 - Copy Announcement as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

for June 2003

National Grid Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Recent Announcements to The London Stock Exchange

DATE            DETAILS

30.6.03           Notification of Changes in Directors' Interests.

25.6.03           Directors' Interests in Shares (Sharematch Plan Operation).

23.6.03           Quest operation.

11.6.03           Publication of Annual Report and Notice of AGM.

5.6.03           Barclays notify their interest at 3.26%.

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

for June 2003

National Grid Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

National Grid Transco plc (NGT)

5 June 2003

Notification of Interest in NGT Ordinary Shares, Pursuant to Section 198 to 208 of The Companies Act 1985

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NGT today received on 4 June 2003, notification from Barclays PLC, that it had a notifiable interest in 3.26% of NGT ordinary shares (100,456,076 shares) at 2 June 2003.

National Grid Transco plc (NGT)

11 June 2003

PUBLICATION OF ANNUAL REPORT AND NOTICE OF ANNUAL GENERAL MEETING

NGT has issued the following documents in respect of its annual report and accounts, and the AGM to be held on 21 July 2003:

National Grid Annual Report and Form 20-F 2002/03;

National Grid Annual Review 2002/03;

and Notice of Annual General Meeting and Form of Proxy.

These documents will be shortly available to the public for inspection at the UK Listing Authority's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (tel. no. +44 207 676 1000).

National Grid Transco plc (NGT)

23 June 2003

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest) (Notification of Directors' Interests pursuant to Section 324(2) of The Companies Act 1985)

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Last Friday, each of the following NGT Executive Directors: E M Astle, S J Holliday, R P Sergel, N P Winser and R J Urwin, technically ceased to be interested in 63,156 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

25 June 2003

National Grid Transco plc (NGT)

Notification of Directors' Interests

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NGT notifies the following changes to Directors' beneficial interests in NGT Ordinary Shares, following operation of the Share Matching Plan, on Tuesday 24 June 2003.

Share Matching Plan

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Four directors have acquired additional Ordinary shares, which were purchased on their behalf at a price of 402.75p per share.

Shares Purchased:

1.        Mr E M Astle.           8,041

2.        Mr S J Holliday.       8,199

3.        Dr R J Urwin.         14,554

3.        Mr N P Winser.         2,292

Following these purchases, each director has been granted a matching award under the Share Matching Plan. The award is exercisable at a total exercise price of £1, from 24 June 2006 to 24 June 2013 subject to the retention of the original shares until the date of exercise.

Matching Awards:

1.        Mr E M Astle.          13,812

2.        Mr S J Holliday.    14,083

3.        Dr R J Urwin.        25,000

4.        Mr N P Winser.         3,937

The total share interests of the above directors, following these changes, are:

1.        Mr E M Astle.      442,190

2.        Mr S J Holliday.  366,716

3.        Dr R J Urwin        875,923

4.        Mr N P Winser.      173,943

30 June 2003

National Grid Transco plc (NGT)

Notification of Directors' Interests

National Grid Transco notifies the following changes to Directors' beneficial interests in Ordinary Shares of the company pursuant to the National Grid Transco Performance Share Plan and the grant of an option under the National Grid Executive Share Option Plan on Friday 27 June 2003.

Performance Share Plan

The following directors have been granted an award of shares under the Performance Share Plan at a price of 405.25 p. The extent to which awards will vest will depend upon the company's ranking in the comparator group measured on 1 July 2006. The award is exercisable at a total exercise price of GBP 1 from 27 June 2007.

PSP Grant

1.        Mr E M Astle        107,958 shares

2.        Mr S J Holliday    115,669 shares

1.        Mr S C B Lucas    115,669 shares

2.        Mr R P Sergel     152,063 shares

3.        Dr R J Urwin.      195,866 shares

4.        Mr J B Wybrew    114,127

National Grid Executive Share Option Plan

Edward Astle has been granted an option under the Executive Share Option Plan effective as of 27 June 2003, to subscribe for Ordinary shares at an exercise price of 400.5 p per share and exercisable, subject to agreed performance criteria, during the period of seven years from 27 June 2006. There was no payment for the grant of the option.

Options Granted:

1.        Mr E M Astle.         131,086

The total share interests of the above directors, following these changes, are:

1.        Mr E M Astle          681,234

2.        Mr S J Holliday        482,385

3.        Mr S C B Lucas        404,781

4.        Mr R P Sergel         663,993

5.        Dr R J Urwin         1,071,789

6.        Mr N P Winser         266,478

7.        Mr J B Wybrew         501,895